

Mail Stop 4628

May 17, 2016

James Moe
Chief Financial Officer
Black Ridge Oil & Gas, Inc.
10275 Wayzata Blvd. Suite 100
Minnetonka, Minnesota 55305

> **Re: Black Ridge Oil & Gas, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 26, 2016**
> **Response materials received on May 13, 2016**
> **File No. 000-53952**

Dear Mr. Moe:

 We have reviewed your response materials submitted via facsimile on May 13, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2016 letter.

General

1.   Please confirm that you plan to file as correspondence on EDGAR the draft revisions that you submitted to us via facsimile on May 13, 2016.

Background, Mechanics and Reasons for the Consummation of the BRHC Transaction

General

2.   We have considered your proposed disclosure in this section in response to prior comment 2. We note, in particular, your discussion of various meetings between the consenting shareholders, certain members of your board and Chambers pertaining to the BRHC Transaction, as well as "regular" advisement of certain stockholders as to the ongoing nature of negotiations. We also note that the company prepared and

disseminated various summations of the putative terms of the BRHC Transaction to certain consenting stockholders <u>contemporaneous</u> with the ongoing negotiations. In light of the foregoing, please confirm that the Schedule 14C contains fully comprehensive disclosures pertaining to the BRHC Transaction, including your discussion of various iterations of the transaction documents, materials provided to consenting shareholders and interactions between the consenting shareholders, Chambers and the company in connection therewith. Alternatively, advise as to why you believe any such information explicitly omitted or not otherwise presented in the information statement is not material to the non-consenting shareholders.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources